Cable Net, Inc.
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Our File No.: 000-32309

September 11, 2008
United States Securities and Exchange Commission
Division, of Corporation Finance
Washington, DC 20549

Attention:	Mr. Ryan C. Milne Accounting Branch Chief

Dear Sirs:

Re:	Cable Net, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed March 26, 2008

Please be advised that, subject to your review and comments, we propose to amend ITEM 8A CONTROLS AND PROCEDURES of the above referenced FORM 10-KSB by deleting the same in its entirety and by substituting the following therefore.

"Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 and 15d-15(e). This evaluation was done under the supervision and with the participation of our Principal Executive Officer. Due to the lack of any revenue generating activities, and the limited expenses incurred to maintain corporate existence and compliance, the nature of our business is simple. Our President is currently the only active person in the Company who relies mainly on outside professionals retained to assist him in the required information gathering and reporting process, but there are no formerly established internal controls for this process. Based on these circumstances, our President has concluded that our disclosure controls and procedures are not effective because we failed to disclose in our original Form 10-KSB management's assessment and conclusion in respect of Internal Controls over Financial Reporting.

September 11, 2008
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Managements Assessment and Conclusion in Respect of Internal Controls over Financial

Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Due to the lack of any revenue generating activities, and the limited expenses incurred to maintain corporate existence and compliance, the nature of the Company's business is simple. Our President is currently the only active person in the Company. All expenses of the Company are funded by another corporation of which the President of the Company is the president and principal executive officer. No expenses of the Company can be incurred or funded without the approval of the President of the Company. At the end of the period covered by this report, we carried out an assessment of the effectiveness of our internal controls over financial reporting. This assessment was done under the supervision and with the participation of our President.

Based on management's assessment of the effectiveness of the Company's internal control over financial reporting as at the end of the Company's most recent fiscal year, management has concluded that the Company's internal control over financial reporting will prevent or detect on a timely basis any reasonable possibility of a material misstatement of the Company's annual or interim financial statements. Notwithstanding the foregoing, management of the Company has concluded that the Company's internal control over financial reporting was not effective because in its original report it failed to disclose management's assessment of its internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report.

Changes in Internal Control over Financial Reporting

During our most recent fiscal quarter, concluding the end of the fiscal year, there were no changes in our procedures constituting internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our financial reporting."

In connection with responding to your comments set out in your letter of July 17, 2008, the Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

September 11, 2008
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(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CABLE NET, INC.

/s/  Frank Marasco

Frank Marasco, President